December 3, 2009
New GulfMark Offshore, Inc.
Registration Statement on Form S-4 filed October 21, 2009
Dear Ms. Parker:
          On behalf of GulfMark Offshore, Inc., a Delaware corporation (“GulfMark”) and New GulfMark Offshore, Inc., a Delaware corporation (“New GulfMark”), this letter responds to your letter dated November 9, 2009 (the “Comment Letter”), providing comments on the Registration Statement on Form S-4 (File No. 333-162612) filed by New GulfMark on October 21, 2009 (the “Registration Statement”).
          Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, filed simultaneously herewith, reflects revisions made to the Registration Statement, including revisions made in response to the Comment Letter described herein.
          For your convenience, the responses set forth below have been put in the same order as the comments were presented in the Comment Letter and repeat each comment prior to the response. Your comments are highlighted in italics. All pages referenced in the responses set forth below refer to the pages of Amendment No. 1. We have sent three hard copies of Amendment No. 1 (clean and marked) to your attention for your convenience.
Comment Letter
Registration Statement
Proposal No. 1, page 16
1.	We note that in connection with the proposal to adopt the reorganization agreement, you intend to increase the number of authorized shares from 30 million to 60 million shares through the reorganization and are not presenting these changes as separate proposals for shareholder vote. Please amend your registration statement to address each proposal separately, including dividing the proposals into separate groups with headings. Please also ensure that you make corresponding changes to the form of the proxy card. In the alternative, please advise as to why you believe you are permitted to bundle the two different issues under one proposal. Refer to Rule 14a-4(a)(3) and the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004) available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.
RESPONSE:
          The Registration Statement has been revised to separate the increase in the number of authorized shares of New GulfMark from the proposal to adopt the Reorganization Agreement (as defined in the Registration Statement). The separate proposal with respect to the authorized number of New GulfMark shares (sometimes referred to as the “New GulfMark authorized shares proposal” in Amendment No. 1) reads as follows:
“2. To vote upon a proposal to approve, in the event the Reorganization Agreement is adopted, the authorization in the certificate of incorporation of New GulfMark of 60 million shares of each class of New GulfMark common stock.”
          This proposal appears in the Notice of Special Meeting included in Amendment No. 1 and is further described beginning on page 34 of Amendment No. 1 under the heading “Proposal No. 2: The New GulfMark Authorized Shares Proposal”. A corresponding change has been made to the form of proxy included as Exhibit 99.1 to Amendment No. 1 (the “Form of Proxy”). The New GulfMark authorized shares proposal is conditioned on the adoption of the Reorganization Agreement by GulfMark’s stockholders at the special meeting. In addition, Amendment No. 1 provides that in the event the Reorganization Agreement is adopted and is not terminated, but the New GulfMark authorized shares proposal is rejected by GulfMark’s stockholders, New GulfMark will amend its certificate of incorporation prior to the completion of the Reorganization to reduce number of authorized shares of each class of its common stock to 30 million shares per class.
          In addition to the New GulfMark authorized shares proposal discussed above, an additional proposal has been added for consideration at the special meeting: to amend the GulfMark certificate of incorporation to increase the number of authorized shares of GulfMark common stock from 30 million shares to 60 million shares in the event the Reorganization Agreement is not adopted by GulfMark’s stockholders or is terminated. The amendment proposal reads as follows:
          “3. To vote upon a proposal to approve, in the event the Reorganization Agreement is not adopted or is terminated, an amendment to our certificate of incorporation to increase the authorized number of shares of our common stock from 30 million shares to 60 million shares.”
          This proposal appears in the Notice of Special Meeting and is further described under the heading “Proposal No. 3: The Amendment to Our Certificate of Incorporation” beginning on page 35. The full text of the proposed amendment is included as Appendix D to Amendment No. 1 and the amendment proposal has been added to the Form of Proxy. If approved by GulfMark’s stockholders, the amendment will only take effect if the Reorganization is not completed (i.e., the Reorganization Agreement is not adopted or is terminated). The amendment is designed to address the unlikely scenario in which GulfMark’s stockholders reject the adoption of the Reorganization Agreement, but otherwise approve the concept of the increase in the number of authorized shares of common stock.
Exhibits
2.	Please file complete and signed opinions of counsel as soon as practicable.
RESPONSE:
          Richards, Layton & Finger, P.A. completed and signed its opinions as of November 17, 2009. Copies of these opinions have been filed as Exhibit 5.1 and Exhibit 99.2 to Amendment No. 1. Cravath, Swaine & Moore LLP completed and signed its opinion as to certain tax matters on November 13, 2009. A copy of this opinion has been filed as Exhibit 8.1 to Amendment No. 1.
          Amendment No. 1 includes the registration of New GulfMark’s Class B common stock, par value $0.01 per share (“New GulfMark Class B common stock”), under the Securities Act of 1933, as amended (the “Securities Act”). As described in the Registration Statement, the certificate of incorporation of New GulfMark authorizes two classes of common stock: New GulfMark Class A common stock and New GulfMark Class B common stock. The shares of New GulfMark Class A common stock, which are being issued in the Reorganization, are subject to certain foreign ownership and transfer restrictions designed to help preserve the company’s status as a U.S. citizen under the U.S. maritime and vessel documentation laws applicable to the company (collectively referred to as the “Jones Act”). At the effective time of the Reorganization, the shares of GulfMark common stock will be converted on a one-for-one basis into shares of New GulfMark Class A common stock. The shares of New GulfMark Class B common stock are not being issued in the Reorganization and, if issued, will not be subject to the foreign ownership and transfer restrictions. Initially, the shares of New GulfMark Class B common stock will only be issuable upon the conversion of shares of New GulfMark Class A common stock into shares of New GulfMark Class B common stock. This conversion will occur only upon the determination of the New GulfMark Board of Directors that the ownership restrictions of the Jones Act are no longer applicable to New GulfMark (or the removal of the such restrictions is in the best interests of New GulfMark and its stockholders). We understand from our discussions with the staff of the Securities and Exchange Commission in respect of a request we submitted for no-action relief on behalf of GulfMark and New GulfMark that because this conversion could theoretically occur within a year and is within the discretion of the New GulfMark Board of Directors, the registration of the shares of New GulfMark Class B common stock in the Registration Statement is warranted. Accordingly, New GulfMark has registered an equal number of shares of New GulfMark Class A common stock and New GulfMark Class B common stock in Amendment No. 1. New GulfMark has included the shares of New GulfMark Class B common stock in the “Calculation of the Registration Fee” table on the cover of Amendment No. 1, but pursuant to Rule 457(i) of the Securities Act, no additional fee has been paid with respect to such shares. New GulfMark also revised its disclosure under the heading “Description of New GulfMark Common Stock” beginning on page 29 of Amendment No. 1 to cover both the New GulfMark Class A common stock and New GulfMark Class B common stock.

          If you have any questions regarding the contents of this letter, please contact me at the above number.

Respectfully,

/s/ Alyssa K. Caples

Alyssa K. Caples
Anne Nguyen Parker, Esq.
     Branch Chief
          Division of Corporation Finance
               United States Securities and Exchange Commission
                    100 F Street, N.E.
                         Washington, D.C. 20549
Copies to:
Douglas Brown, Esq.
     Division of Corporation Finance
          United States Securities and Exchange Commission
               100 F Street, N.E.
                    Washington, D.C. 20549
and
Quintin V. Kneen
     Vice President & Chief Executive Officer
          New GulfMark Offshore, Inc.
               10111 Richmond Avenue, Suite 340
                    Houston, Texas 77042